Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three months ended March 31, 2012 and the Corporation’s Press Release dated May 3, 2012 announcing its first quarter 2012 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2011, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 3, 2012.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s first quarter 2012 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs. Through its leading proprietary technology and partnerships with approximately 45 of the world’s top loyalty programs, Points delivers approximately $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended March 31, 2012 include:

  Revenue of $28,038, a decrease of 2% over the prior year quarter;

  Gross margin of $6,406, an increase of 26% over the prior year quarter;

  Net income of $574, an increase of $763 over the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“EBITDA”) of $1,117, an increase of 257% over the prior year quarter;

  Cash provided from operations of $2,978 during the quarter ended March 31, 2012. The Corporation ended the quarter with cash and cash equivalents of $37,622 and no debt;

  Points and miles transacted in the first quarter of 2012 increased 22% over the prior year quarter.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except per
share amounts)	March 31, 2012	December 31, 2011	March 31, 2011
Revenue	$28,038	$32,929	$28,473
Gross margin	6,406	6,823	5,088
Ongoing operating expenses	5,289	4,678	4,775
EBITDA	1,117	2,145	313
Operating Income (loss)	501	1,452	(64)
Net income (loss)	$574	$2,058	$(189)
Earnings (loss) per share
Basic	$0.04	$0.14	$(0.01)
Diluted	$0.04	$0.13	$(0.01)
Weighted average shares outstanding
Basic	15,078,862	15,071,789	14,987,898
Diluted	15,221,793	15,589,800	14,987,898
Total assets	$59,371	$64,285	$56,194
Shareholders' equity	$20,186	$19,042	$14,216

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BUSINESS RESULTS AND OUTLOOK

Operating results for the first quarter of 2012 reflected the continued strength of Points’ loyalty solutions and a strong start to the year. The Corporation experienced significant year over year growth in gross margin, EBITDA, and net income during the first quarter.

Points and miles transacted in the first quarter of 2012 increased 22% over the prior year quarter. This increase was largely driven by higher activity on the new Business-to-Business platform and transactional growth in existing agency buy/gift and transfer partnerships due to stronger promotional efforts. The Corporation continues to focus on increasing overall levels of member engagement on promotional efforts by increasing consumer awareness through targeted marketing efforts.

As expected, points and miles transacted decreased by 5% when compared to the fourth quarter of 2011. Transaction volumes are seasonally higher in the fourth quarter as response to marketing and promotional activity peaks during this time and Points.com redemption volumes generally increase during the holiday season.

Fluctuations in points and miles transacted continue to be significantly impacted by the timing of promotions run by the Corporation and the number of loyalty program partners participating in the products and services offered by the Corporation.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric of loyalty program users.

From a partner perspective, Points announced the expansion of three partner relationships during the first quarter. First, Air France-KLM and Best Buy were both launched on the Business-to-Business platform, as Management continues to pursue additional partners to participate on the new business-to-business platform. These two programs join American Airlines and US Airways, who were launched on the platform in 2011. Second, Points expanded its relationship with Alitalia’s MilleMiglia program by powering the airline’s new online shopping mall. Increasing its product penetration into its existing partnership base remains a key focus of management in 2012.

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Management believes that there is significant room for growth in the demand for innovative loyalty products. The Corporation has directed development efforts on value-added loyalty applications and solutions that are aimed at increasing online engagement from loyalty program members to further unlock the unredeemed value in the loyalty market place. Management anticipates transactional activity for the remainder of 2012 to improve on 2011 results through organic growth in existing partnerships, effective marketing efforts, and the impact of new partner launches. Due to the timing and impact of promotional and marketing efforts, Management continues to anticipate that the second and fourth quarters of 2012 will deliver year-over-year growth stronger than that of the annual guidance provided. In addition, Management remains optimistic about new business opportunities from the partner and product pipeline.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

	For the three months ended
(In thousands of US dollars)	March 31, 2012	December 31, 2011	March 31, 2011
Principal	$25,340	$30,502	$26,697
Other partner revenue	2,689	2,419	1,771
Interest	9	8	5
Total revenue	$28,038	$32,929	$28,473
Direct cost of principal revenue	21,632	26,106	23,385
Gross margin	$6,406	$6,823	$5,088
Gross margin %	23%	21%	18%

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The Corporation generated quarterly revenue of $28,038 for the three months ended March 31, 2012, a decrease of $435 or 2% over the first quarter of 2011 and a decrease of $4,891 or 15% over the fourth quarter of 2011.

Principal revenue for the first quarter of 2012 was $25,340, a decrease of $1,357 or 5% over the first quarter of 2011 and a decrease of $5,162 or 17% over the fourth quarter of 2011. On a year over year basis, the decrease in principal revenue was largely driven by the relative mix of partner revenues, which is heavily influenced by the timing of promotional offers with certain loyalty programs. The sequential decline can be attributed to the timing of promotional offers, which typically peak in the fourth quarter.

Other partner revenue for the first quarter of 2012 was $2,689, an increase of $270 or 11% over the fourth quarter of 2011 and an increase of $918 or 52% over the first quarter of 2011. The increase over the prior year quarter was primarily driven by the impact of new agency partners launched after the first quarter of 2011, increased Corporate sales via the new Business-to-Business platform, and stronger sales from existing commission based partners.

Despite the decrease in year over year revenues, gross margin of $6,406 for the first quarter of 2012 increased $1,318 or 26% from the prior year quarter. The increase in gross margin over the prior year quarter was largely due to the increase in revenues generated by commission based partners, select seasonal product offerings, and higher sales volume on the new Business-to-Business platform. On a sequential basis, gross margin decreased $417 or 6% from the fourth quarter of 2011. The decline versus the fourth quarter was in line with the decrease in revenues and primarily due to the high level of promotional activity in the fourth quarter.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)	March 31, 2012	December 31, 2011	March 31, 2011
Employment costs	$3,594	$3,256	$3,244
Marketing and communications	406	361	279
Technology services	134	125	146
Operating expenses	1,155	936	1,106
Total	$5,289	$4,678	$4,775

Ongoing operating costs were $5,289 for the first quarter of 2012, an increase of $611 or 13% from the fourth quarter of 2011 and an increase of $514 or 11% from the first quarter of 2011. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures.

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Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs of $3,594 in the first quarter of 2012 increased $338 or 10% from the fourth quarter of 2011 and increased $350 or 11% from the first quarter of 2011.

The increase in employment costs over the prior year quarter was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 101 in the first quarter of 2011 to 114 in the first quarter of 2012. The increase in employment costs over the fourth quarter of 2011 was primarily due to employment-related withholdings which were typically incurred as costs by the Corporation in the first half of the operating year and increased share-based compensation expense, partially offset by decreased spend on contractors.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other on-line marketing and promotional activities. Marketing costs for the first quarter of 2012 increased $45 or 12% from the fourth quarter of 2011 and increased $127 or 46% from the first quarter of 2011. Increases to marketing expenditures were primarily driven by initial marketing efforts focused on the new Corporate product and channel marketing initiatives.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services increased $9 or 7% from the fourth quarter of 2011 and decreased $12 or 8% from the first quarter of 2011. The sequential increase from the fourth quarter is primarily due to higher software license fees.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the first quarter of 2012 were $1,155, an increase of $219, or 23% over the fourth quarter of 2011 and $49, or 4% over the first quarter of 2011. The increase over the prior period was primarily driven by higher professional fees, and to a lesser extent, increased office rent.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION AND FOREIGN EXCHANGE (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business

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performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months ended
(In thousands of US dollars)	March 31, 2012	December 31, 2011	March 31, 2011
Operating income (loss)	$501	$1,452	$(64)
Depreciation and amortization	661	668	445
Foreign exchange (gain) loss	(45)	25	(68)
EBITDA	$1,117	$2,145	$313

For the quarter ended March 31, 2012, the Corporation’s EBITDA was $1,117, an increase of $804 or 257% versus the prior year quarter and a decrease of $1,028 or 48% over the quarter ended December 31, 2011. The year over year increase was driven by a 25% increase in gross margin compared to a 13% increase in ongoing operating expenses. The decrease from the fourth quarter of 2011 was attributable to lower gross margins combined with increased ongoing operating expenses. Gross margins and EBITDA have typically been highest in the fourth quarter, as redemption volumes and promotional activity typically peak at this time.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)	March 31, 2012	December 31, 2011	March 31, 2011
Depreciation and amortization	$661	$668	$445
Foreign exchange (gain) loss	(45)	25	(68)
Deferred income tax (recovery) expense	(73)	(606)	125
Total	$543	$87	$502

Depreciation and Amortization Expense

Depreciation and amortization expense in the first quarter of 2012 was comparable to the fourth quarter of 2011 and increased $216 or 49% from the first quarter of 2011. The increase over the prior year period was primarily due to the commencement of amortization of the Corporation’s new ePoch Business-to-Business technology platform in the second quarter of 2011.

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Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2012 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended March 31, 2012, the Corporation reclassified $51, net of tax, from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were highly effective at March 31, 2012. Realized gains from the Corporations hedging activities helped partially offset foreign exchange losses in 2012 driven by the depreciation of the U.S. dollar.

For the quarter ended March 31, 2012, the Corporation recorded a foreign exchange gain of $45 compared with a foreign exchange loss of $25 in the fourth quarter of 2011, primarily driven by a weakening of the US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the unhedged portion of ongoing operating costs.

Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a deferred income tax recovery of $73 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

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NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

	For the three months ended
(In thousands of US dollars except per share amounts)	March 31, 2012	December 31, 2011	March 31, 2011
Net income (loss)	$574	$2,058	$(189)
Earnings (loss) per share
Basic	$0.04	$0.14	$(0.01)
Diluted	$0.04	$0.13	$(0.01)

The Corporation reported net income of $574 for the quarter ended March 31, 2012 compared with net income of $2,058 for the quarter ended December 31, 2011 and a net loss of $189 for the quarter ended March 31, 2011. The sequential decline in profit is primarily due to a decrease in EBITDA from the fourth quarter of 2011 and a lower deferred income tax recovery.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,078,862 common shares for the quarter ended March 31, 2012, compared with 14,987,898 for the quarter ended March 31, 2011. The Corporation reported basic earnings per share of $0.04 for the first quarter of 2012 compared with a basic earnings per share of $0.14 for the fourth quarter of 2011 and a basic loss per share of $0.01 for the first quarter of 2011.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	March 31,	December 31,	March 31,
(In thousands of US dollars)	2012	2011	2011
Cash and cash equivalents	$37,622	$34,853	$30,810
Restricted cash	1,627	1,619	1,791
Funds receivable from payment processors	3,726	10,837	6,205
Security deposits	2,665	2,461	2,452
Total funds available	45,640	49,770	41,258
Payable to loyalty program partners	34,621	40,048	36,796
NET OPERATING CASH	$11,019	$9,722	$4,462

Total current assets	48,568	53,194	45,476
Total current liabilities	38,294	44,366	41,150
WORKING CAPITAL	$10,274	$8,828	$4,326

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2012, the Corporation continues to remain debt-free with $11,019 of net operating cash (December 31, 2011 – $9,722). The Corporation defines new operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. Net operating cash increased $1,297 from December 31, 2011, primarily due to positive EBITDA generated during the first quarter. A portion of the Corporation’s operating cash is restricted as collateral for commercial letters of credit issued in the normal course of business.

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The Corporation’s working capital (defined as current assets minus current liabilities) was $10,274 at March 31, 2012 compared to working capital of $8,828 as at December 31, 2011. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended
(in thousands of US dollars)	March 31, 2012	December 31, 2011	March 31, 2011
Operating activities	$2,978	$774	$2,645
Investing activities	(307)	(311)	(676)
Financing activities	369	11	48
Effects of exchange rates	(271)	266	330
Change in cash and cash equivalents	$2,769	$740	$2,347

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The Corporation generated positive cash flows from operating activities in the first quarter of 2012, which was largely due to positive EBITDA generated during the period.

Investing Activities

Cash used in investing activities for the quarter ended March 31, 2012 was $307 and related to the continuing investment by the Corporation in technology and product development. When compared to the first quarter of 2011, cash used in investing activities decreased by $369 or 55% as the Corporation invested heavily in the development of Corporate platform in the first half of 2011.

The Corporation will continue to devote technology resources to developing innovative loyalty products in 2012. Management will continue to fund capital expenditures through working capital.

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Financing Activities

Cash flows provided by financing activities in 2012 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	2012	2013	2014	2015	2016	2017+
Operating leases(1)	3,959	703	728	714	725	728	361
Principal revenue(2)	75,325	17,567	28,586	29,172	-	-	-
	$79,284	$18,270	$29,314	$29,886	$725	$728	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 223,250 shares. Securities with Near-Term Expiry Dates – Outstanding Amounts as at April 27, 2012 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price

Options	May 8, 2012	22,250	11.20
Options	May 8, 2012	93,400	12.32
Options	May 8, 2012	33,300	14.00
Options	May 8, 2012	33,300	18.00
Options	June 20, 2012	750	16.30
Options	August 14, 2012	20,250	16.80
Options	November 7, 2012	17,500	17.50
Options	January 23, 2013	1,000	22.00
Options	March 18, 2013	1,500	24.90
Total		223,250

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OUTSTANDING SHARE DATA

As of April 27, 2011, the Corporation has 15,121,111 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 888,343 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.96. The expiration dates of the options range from May 8, 2012 to March 19, 2017.

The following table lists the common shares issued and outstanding as at April 27, 2012 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,123,111
Convertible Securities: Stock options	888,343	CAD$ 8,846,841
Common Shares Issued & Potentially Issuable	16,011,454	CAD$ 8,846,841
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	539,391

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

SUMMARY OF QUARTERLY RESULTS

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share(1)	per share(1)
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)
December 31, 2010	$27,004	$341	$0.02	$0.02
September 30, 2010	$23,509	$1,079	$0.07	$0.07
June 30, 2010	$21,663	$88	$0.00	$0.00

(1)	For periods before the IFRS transition date of January 1, 2010, figures are presented in accordance to Canadian GAAP.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated interim financial statements for the three months ended March 31, 2012, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2011. New accounting policy for share-based payment transactions is as follows:

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(a) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the share unit plan, the Corporation grants Restricted Share Units (RSUs) and Performance Share Units (PSUs) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date, and expire on the fifth anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

The estimated fair value of the share-based awards that are ultimately expected to vest based on performance-related conditions, as well as the awards that are expected to vest based on future service, are recorded over the award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the amount of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

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For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of our condensed consolidated interim financial statements for the three months ended March 31, 2012 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2011.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2011. There have been no changes during the quarter ended March 31, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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